Exhibit 99.1
Second quarter operations review
Rio Tinto

Rio Tinto releases second quarter production results

16 July 2019

Rio Tinto chief executive J-S Jacques said “We saw a challenging operational performance across our portfolio in the first half, while also investing in future growth at Richards Bay Minerals and Resolution. Whilst we experienced operational and weather issues at our iron ore operations in Australia, pricing and market demand has remained robust. We remain focused on safely improving and optimising the performance and productivity of our assets in order to drive future cash flow. This, combined with our value over volume strategy and the disciplined allocation of capital, will continue to deliver superior returns to our shareholders in the short, medium and long term.”

		Q2 2019	vs Q2 2018	vs Q1 2019	H1 2019	vs H1 2018
Pilbara iron ore shipments (100% basis)	Mt	85.4	-3%	+24%	154.6	-8%
Pilbara iron ore production (100% basis)	Mt	79.7	-7%	+5%	155.7	-8%
Bauxite	kt	13,407	+1%	+	26,171	+
Aluminium	kt	803	0%	+1%	1,599	0%
Mined copper	kt	137.1	-13%	-5%	281.0	-5%
Titanium dioxide slag	kt	303	+	+	599	+14%
IOC iron ore pellets and concentrate	Mt	2.5	+	+2%	5.0	+55%

Operational update
•
Pilbara iron ore shipments of 85.4 million tonnes (100% basis) in the second quarter were 3% lower than the second quarter of 2018. Shipments were impacted in April due to recovery works following Tropical Cyclone Veronica.

•
2019 guidance for Pilbara shipments was revised on 19 June 2019 to between 320 and 330 million tonnes, 100% basis (previously between 333 and 343 million tonnes) due to mine operational challenges. Unit cost guidance has been revised to $14 - $15 per tonne (previously $13 - $14 per tonne).

•	Lower iron ore production was the primary driver of a 2% reduction in copper equivalent production in the first half compared to the corresponding period of 2018.
•	Bauxite production of 13.4 million tonnes in the second quarter was 1% higher than the same period of 2018.
•	Aluminium production of 0.8 million tonnes was in line with the second quarter of 2018.
•	Mined copper production of 137 thousand tonnes was 13% lower than the second quarter of 2018, with lower production from Escondida and Kennecott reflective of lower grades.
•
Titanium dioxide slag production of 303 thousand tonnes was 31% higher than the second quarter of 2018, reflecting improved operational performance following operational challenges faced in the corresponding period of 2018.

•
Second quarter production at Iron Ore Company of Canada was significantly higher than the corresponding quarter of 2018, which was impacted by a labour strike. However, guidance for Rio Tinto’s share of iron ore pellets and concentrate production is revised to between 10.7 and 11.3 million tonnes (previously 11.3 to 12.3 million tonnes), due to adverse weather conditions in the first quarter and a flooding incident in June.

•	Rio Tinto today released a separate announcement providing an update on the Oyu Tolgoi underground project.

•	On 8 April 2019, Rio Tinto announced the approval of the construction of the Zulti South project at Richards Bay Minerals (RBM) in South Africa for $463 million (Rio Tinto share $343 million).
•	On 15 April 2019, Rio Tinto announced it had committed $302 million ($166 million Rio Tinto share) of additional expenditure to advance its Resolution Copper project in Arizona.

All figures in this report are unaudited. All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2018 is excluded from Rio Tinto share of production data.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q2 2019	vs Q2 2018	vs Q1 2019	H1 2019	vs H1 2018
Pilbara Blend Lump	19.8	-9%	-1%	39.8	-7%
Pilbara Blend Fines	28.5	-9%	-1%	57.2	-6%
Robe Valley Lump	1.2	-16%	+89%	1.8	-39%
Robe Valley Fines	2.1	-19%	+72%	3.4	-41%
Yandicoogina Fines (HIY)	14.0	-2%	+4%	27.4	-3%
Total Pilbara production	65.6	-8%	+2%	129.7	-8%
Total Pilbara production (100% basis)	79.7	-7%	+5%	155.7	-8%
Total Pilbara shipments (a) (100% basis)	85.4	-3%	+24%	154.6	-8%

(a)	Pilbara Blend sales include 2.4 million tonnes of alternate products in Q2 2019 and 3.9 million tonnes in H1 2019

Pilbara operations
Pilbara operations produced 155.7 million tonnes (Rio Tinto share 129.7 million tonnes) in the first half of 2019, 8% lower than the same period in 2018.

As highlighted in our first quarter Operations Review, significant disruptions were caused by Tropical Cyclone Veronica, and a fire at Cape Lambert A. The impacts of Cyclone Veronica continued into the second quarter, with repairs to the Cape Lambert A port facilities impacting Robe Valley and Yandicoogina shipments and operations. All repairs are now complete.

As announced on 19 June 2019, mine operational challenges are being experienced, particularly at our Greater Brockman hub. This has seen shortfalls in planned material movement and impacted mine sequencing both in the Greater Brockman hub and in the broader system. Waste material movement will be increased over 2019 and 2020 to improve mine performance and pit sequencing. Cost guidance (below) has been revised to include these additional mining activities.

First half sales of 154.6 million tonnes (Rio Tinto share 129.6 million tonnes) were 8% lower than the first half of last year due to lower mine production and damage to the port facilities caused by the cyclone.

Approximately 16% of sales in the first half of 2019 were priced by reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market. We continue to prioritise meeting our long-term customer commitments.

Approximately 33% of sales in the first half were made free on board (FOB), with the remainder sold including freight.

Achieved average pricing in the first half of 2019 was $78.5 per wet metric tonne on an FOB basis (2018 first half: $57.9 per wet metric tonne) which equates to $85.3 per dry metric tonne. Pilbara Blend sales included an additional 2.4 million tonnes of alternate products in the second quarter, bringing the total alternate product sales in the first half of 2019 to 3.9 million tonnes.

Pilbara projects
The Koodaideri iron ore mine is progressing to plan with engineering, procurement and construction activities on schedule, including the ramp-up of the mine bulk earthworks and commencement of rail bulk earthworks. First ore from Koodaideri is expected in late 2021, consistent with previous guidance.

The Robe River Joint Venture sustaining production projects (West Angelas C&D and Mesa B, C and H at Robe Valley) are progressing through the necessary environmental and heritage approval process. Mesa H environmental approvals have experienced some delays, with contingency plans being assessed in case required. Consistent with previous guidance, first ore from these projects is anticipated in 2021.

2019 guidance
As announced on 19 June 2019, Rio Tinto’s Pilbara shipments in 2019 are expected to be between 320 and 330 million tonnes, 100% basis (previously between 333 and 343 million tonnes). Guidance will remain subject to weather. Major rail maintenance is scheduled to occur in October, and is reflected in the existing guidance.

Rio Tinto’s Pilbara unit cost guidance in 2019 has been revised to $14 - $15 per tonne (previously $13 - $14 per tonne), which incorporates costs for the additional waste movement in the mines in the second half, and the overall reduction in shipments.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q2 2019	vs Q2 2018	vs Q1 2019	H1 2019	vs H1 2018
Rio Tinto Aluminium
Bauxite	13,407	+1%	+5%	26,171	+1%
Bauxite third party shipments	9,477	+8%	+7%	18,318	+8%
Alumina	1,878	-6%	-6%	3,886	-3%
Aluminium	803	0%	+1%	1,599	0%

Bauxite
Second quarter bauxite production of 13.4 million tonnes was 1% higher than the same period of 2018. Production at managed operations increased by 2%, with the ramp-up of Amrun progressing despite weather related impacts in the first quarter. This was partly offset by lower production from the non-managed Porto Trombetas (MRN) JV in Brazil. The expansion project at CBG, a non-managed JV in Guinea, experienced a slower than expected ramp-up, but is now delivering at target run-rates.

9.5 million tonnes of bauxite were shipped to third parties in the second quarter, 8% higher than the same period of 2018.

Alumina
Alumina production in the second quarter of 2019 was 6% lower than the same period in 2018 due primarily to major maintenance activities at non-managed QAL and the lower bauxite supply from MRN impacting production at Vaudreuil.

Aluminium
Aluminium production of 0.8 million tonnes in the second quarter was in line with the corresponding period of 2018. Excluding the non-managed Becancour operation, where a lock-out constrained operations, aluminium production in the first half was 1% higher than the corresponding period in 2018, reflecting continued productivity improvement.

On 2 July 2019, management and unions at the Becancour smelter agreed a new labour arrangement which will lead to restart of production at the end of July, with full ramp-up expected by mid-2020.

Average realised aluminium prices in the first half of 2019 were $2,174 per tonne (H1 2018: $2,547 per tonne). This includes premiums for value-added products (VAP), which represented 54% of primary metal sold in the first half of 2018 (H1 2018: 58%) and generated attractive product premiums averaging $242 per tonne of VAP sold (H1 2018: $222 per tonne) on top of the physical market premiums. The mid-west premium duty paid increased from $396 per tonne in the first half of 2018 to $420 per tonne in the first half of 2019. A 10% tariff on aluminium imports into the United States under Section 232, which was effective for Canadian imports, was paid until the tariffs were removed on 19 May 2019.

There was some respite from cost inflation in Aluminium compared with 2018 for certain raw materials, in particular for caustic soda and petroleum coke albeit with a lag effect due to the pricing mechanism. However, this was partly offset by inflationary pressures on other costs.

Kemano
At the Kemano hydro-power facility at Kitimat, British Columbia, the tunnel boring machine has achieved a total of 828 metres excavated as at 30 June 2019. Current progress is slightly behind schedule, but cost forecasts remain on budget.

2019 guidance
2019 guidance is unchanged. Rio Tinto’s expected share of bauxite production in 2019 is between 56 and 59 million tonnes. Aluminium production guidance is between 3.2 and 3.4 million tonnes and alumina production guidance is 8.1 to 8.4 million tonnes.

COPPER & DIAMONDS

Rio Tinto share of production (‘000 tonnes)

	Q2 2019	vs Q2 2018	vs Q1 2019	H1 2019	vs H1 2018
Mined copper
Rio Tinto Kennecott	41.1	-20%	-22%	93.7	+8%
Escondida	82.9	-10%	+9%	158.9	-13%
Oyu Tolgoi	13.1	-1%	-15%	28.5	+9%

Refined copper
Rio Tinto Kennecott	63.3	+55%	+114%	92.8	+22%
Escondida	19.0	-9%	+2%	37.7	-10%

Diamonds (‘000 carats)
Argyle	3,292	-5%	+18%	6,079	-13%
Diavik	1,188	+3%	+18%	2,198	-1%

Rio Tinto Kennecott
Second quarter mined copper production was 20% lower than the same period of 2018. Lower grades experienced as mining activity moved into lower levels of the pit were partially offset by increased mined ore.

Refined copper production was 55% higher than the second quarter of 2018, reflecting strong smelter performance and improved mining rates. Production was significantly higher than the prior quarter, when the anode furnace was shut for planned maintenance.

Rio Tinto Kennecott continues to toll and purchase third party concentrate to optimise smelter utilisation, with 31.8 thousand tonnes of concentrate received for processing in the second quarter of 2019, compared with 31.3 thousand tonnes in the second quarter of 2018. Purchased and tolled copper concentrate are excluded from reported production figures.

Grades were higher in the second quarter for molybdenum, with concentrate production more than two and a half times higher than the same quarter in 2018.

Escondida
Mined copper production at Escondida in the second quarter of 2019 was 10% lower than the same period of 2018 mainly due to lower copper grades feeding the concentrators.

Oyu Tolgoi
Mined copper production from the open pit in the second quarter of 2019 was 1% lower than the same period in 2018 and 15% lower than the prior quarter as ore sources move to lower grade areas of the pit, as planned.

Oyu Tolgoi Underground Project
On 16 July 2019, Rio Tinto released a separate announcement providing an update on the Oyu Tolgoi underground project.

Provisional pricing
At 30 June 2019, the Group had an estimated 287 million pounds of copper sales that were provisionally priced at 275 cents per pound. The final price of these sales will be determined during the second half of 2019. This compares with 240 million pounds of open shipments at 31 December 2018, provisionally priced at 277 cents per pound.

Resolution Copper
On 15 April 2019, Rio Tinto announced it had committed $302 million ($166 million Rio Tinto share) of additional expenditure to advance its Resolution Copper project in Arizona. The investment will fund additional drilling, ore-body studies, infrastructure improvements and permitting activities as Rio Tinto looks to progress the project to the final stage of the project’s permitting phase.

Diamonds
At Argyle, carat production in the second quarter of 2019 was 5% lower than the same period in 2018 due to lower recovered grade, partially offset by stronger mining rates.

At Diavik, carats recovered in the second quarter were 3% higher than the second quarter of 2018 due to slightly higher grades and ore processing throughput.

2019 guidance
2019 guidance is unchanged. Rio Tinto’s share of mined copper production for 2019 is expected to be between 550 and 600 thousand tonnes, subject to grade availability. Refined copper production is expected to be between 220 and 250 thousand tonnes.

Diamond production guidance for 2019 is between 15 and 17 million carats.

ENERGY & MINERALS

Rio Tinto share of production

	Q2 2019	vs Q2 2018	vs Q1 2019	H1 2019	vs H1 2018
Iron ore pellets and concentrate (million tonnes)
IOC	2.5	+191%	+2%	5.0	+55%

Minerals (‘000 tonnes)
Borates – B2O3 content	138	+4%	+20%	253	-1%
Titanium dioxide slag	303	+31%	+2%	599	+14%

Uranium (‘000 lbs)
Energy Resources of Australia	620	+3%	-22%	1,413	+11%
Rössing	1,142	+23%	+43%	1,944	+9%

Iron Ore Company of Canada (IOC)
Second quarter production available for sale at IOC was significantly higher than the corresponding period of 2018, which was impacted by a labour strike, and 2% higher than the prior quarter. Although 55% higher than the corresponding period of 2018, first half production was impacted by adverse weather in the first quarter and a flooding incident in June.

Borates
Second quarter borates production was 4% higher than the second quarter of 2018, and production will continue to be aligned to customer demand.

Iron and Titanium
Titanium dioxide feedstock production in the second quarter was 31% higher than the same period of 2018, reflecting improved operational performance following challenges faced in the corresponding period of 2018.

Eight of nine furnaces at Rio Tinto Fer et Titane (RTFT) are currently in operation, with three of four furnaces currently in operation at Richards Bay Minerals (RBM). Reconstruction of the currently idled fourth furnace at RBM commenced in July, with the furnace expected to be in operation by the end of 2019. A decision to re-start the remaining idled furnace at RTFT will be based on maximising value over volume.

On 8 April 2019, Rio Tinto announced the approval of the construction of the Zulti South project at RBM in South Africa for $463 million (Rio Tinto share $343 million). First production is scheduled for late-2021.

Uranium
Energy Resources of Australia continues to process existing stockpiles. Second quarter production was 3% higher than the same period of 2018, with higher grade and recoveries partly offset by lower plant throughput.

Second quarter production at Rössing Uranium was 23% higher than the same quarter of 2018, reflecting higher grades and recoveries.

On 26 November 2018, Rio Tinto announced it had entered into a binding agreement with China National Uranium Corporation for the sale of its entire 68.62% stake in Rössing Uranium. Approval has now been received from the Namibian Competition Commission and final completion occurred in July.

2019 guidance
At IOC, guidance for Rio Tinto’s expected share of 2019 iron ore pellets and concentrate production is revised to between 10.7 and 11.3 million tonnes (previously 11.3 to 12.3 million tonnes), due to the adverse weather conditions in the first quarter and the flooding incident in June.

Titanium dioxide slag production guidance is unchanged between 1.2 and 1.4 million tonnes, and boric oxide equivalent production guidance remains at 0.5 million tonnes.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2019 was $287 million, compared with $232 million in the first half of 2018, with increased spend on central exploration and at Resolution Copper. Approximately 51% of this expenditure was incurred by central exploration, 38% by Copper & Diamonds, 7% by Energy & Minerals and the remainder by Iron Ore and Aluminium.

There were no significant divestments of central exploration properties in the second quarter of 2019.

Exploration highlights
Rio Tinto has a strong portfolio of projects with activity in 18 countries across eight commodities. The bulk of the exploration expenditure in this quarter was focused on copper targets in Australia, Canada, Chile, Kazakhstan, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, United States, Zambia and diamond projects in Canada. Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron in Australia, Oyu Tolgoi in Mongolia, Weipa in Australia, Diavik in Canada, as well as Bingham, Resolution and Boron in the US.

At the Winu project in Western Australia, results continue to indicate relatively wide intersections of vein style copper mineralisation associated with gold and silver beneath relatively shallow cover which ranges from 50 to 100 metres. The mineralisation remains open at depth and to the east, north, and south. Reverse circulation (RC) and diamond drilling is continuing, with RC drilling primarily focused upon defining the extent and tenor of the supergene zone, and diamond drilling continuing to test the extents of the deposit. Drilling is ongoing with eight diamond rigs and three RC rigs drilling at Winu.

A summary of activity for the quarter is as follows:

Product Groups	Studies stage	Advanced exploration projects	Greenfield/ Brownfield programmes
Aluminium	Cape York, Australia	Amargosa, Brazil Sanxai, Laos	Cape York, Australia
Copper & Diamonds	Copper/molybdenum: Resolution, US	Copper: Winu, Australia, La Granja, Peru Nickel: Tamarack, US Diamonds: FalCon, Canada
Copper Greenfield: Australia, Chile, China, Kazakhstan, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, US, Zambia
Copper Brownfield: Bingham, Resolution, US Oyu Tolgoi, Mongolia
Nickel Greenfield: Canada, Finland, Uganda
Diamonds Greenfield: Canada
Diamonds Brownfield: Diavik, Canada

Energy & Minerals	Lithium borates: Jadar, Serbia Potash: KP405, Canada Heavy mineral sands: Mutamba, Mozambique	Uranium: Roughrider, Canada	Heavy mineral sands: Tanzania Industrial Minerals: Serbia
Iron Ore	Pilbara, Australia	Pilbara, Australia	Pilbara, Australia

Forward-looking statements

This announcement may include "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s production forecast or guidance, financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to”, “assumes” or similar expressions, commonly identify such forward looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements. Such forward-looking statements could be influenced by such risk factors as identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Half Year		% Change
		2018 Q2	2019 Q1	2019 Q2	2018 H1	2019 H1	Q2 19 vs Q2 18	Q2 19 vs Q1 19	H1 19 vs H1 18
Principal Commodities
Alumina	('000 t)	1,999	2,008	1,878	3,988	3,886	-6%	-6%	-3%
Aluminium	('000 t)	805	796	803	1,600	1,599	0%	1%	0%
Bauxite	('000 t)	13,279	12,763	13,407	25,931	26,171	1%	5%	1%
Borates	('000 t)	132	115	138	256	253	4%	20%	-1%
Copper - mined	('000 t)	156.8	143.9	137.1	296.1	281.0	-13%	-5%	-5%
Copper - refined	('000 t)	61.7	48.3	82.3	117.9	130.6	33%	70%	11%
Diamonds	('000 cts)	4,626	3,796	4,481	9,241	8,277	-3%	18%	-10%
Iron Ore	('000 t)	72,336	66,581	68,141	143,773	134,723	-6%	2%	-6%
Titanium dioxide slag	('000 t)	232	296	303	525	599	31%	2%	14%
Uranium	('000 lbs)	1,531	1,595	1,762	3,046	3,357	15%	11%	10%
Other Metals & Minerals
Gold - mined	('000 oz)	82.8	115.4	111.6	152.2	227.0	35%	-3%	49%
Gold - refined	('000 oz)	48.4	41.7	52.9	89.2	94.6	9%	27%	6%
Molybdenum	('000 t)	0.7	1.9	2.6	2.2	4.4	258%	37%	104%
Salt	('000 t)	1,662	1,310	1,269	3,176	2,579	-24%	-3%	-19%
Silver - mined	('000 oz)	1,448	1,481	1,403	2,686	2,883	-3%	-5%	7%
Silver - refined	('000 oz)	461	617	734	1,328	1,351	59%	19%	2%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	365	363	354	373	336	727	709
Jonquière (Vaudreuil) specialty Alumina plant	100%	32	31	29	25	31	64	57
Queensland Alumina	80%	752	748	742	711	668	1,469	1,378
São Luis (Alumar)	10%	87	85	92	86	86	174	172
Yarwun	100%	763	744	803	813	757	1,556	1,570
Rio Tinto total alumina production		1,999	1,972	2,020	2,008	1,878	3,988	3,886

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	47	48	48	45	47	94	92
Australia - Boyne Island	59%	74	75	74	73	75	146	147
Australia - Tomago	52%	76	78	77	74	76	151	150
Canada - six wholly owned	100%	402	407	408	400	400	800	800
Canada - Alouette (Sept-Îles)	40%	58	59	58	58	60	116	118
Canada - Bécancour	25%	9	8	8	4	4	19	8
Iceland - ISAL (Reykjavik)	100%	53	53	54	52	52	105	105
New Zealand - Tiwai Point	79%	67	68	70	71	69	133	140
Oman - Sohar	20%	19	20	20	19	19	37	39
Rio Tinto total aluminium production		805	814	817	796	803	1,600	1,599

BAUXITE
Production ('000 tonnes) (a)
Gove	100%	3,274	2,893	3,250	3,004	2,957	6,398	5,960
Porto Trombetas	12%	393	342	489	285	287	745	572
Sangaredi	(b)	1,657	1,261	1,204	1,558	1,630	3,403	3,189
Weipa	100%	7,955	8,204	6,847	7,917	8,533	15,386	16,450
Rio Tinto total bauxite production		13,279	12,700	11,790	12,763	13,407	25,931	26,171
(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto share of production

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Borates - borates	100%	132	137	118	115	138	256	253

COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	51.2	59.1	58.3	52.5	41.1	86.6	93.7
Escondida	30%	92.4	87.4	79.7	76.0	82.9	183.3	158.9
Oyu Tolgoi (b)	34%	13.2	13.2	13.9	15.4	13.1	26.2	28.5
Rio Tinto total mine production		156.8	159.7	151.9	143.9	137.1	296.1	281.0
Refined production ('000 tonnes)
Escondida	30%	21.0	16.6	21.6	18.7	19.0	41.9	37.7
Rio Tinto Kennecott	100%	40.7	54.2	64.6	29.6	63.3	76.0	92.8
Rio Tinto total refined production		61.7	70.8	86.1	48.3	82.3	117.9	130.6
(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

DIAMONDS
Production ('000 carats)
Argyle	100%	3,476	3,830	3,211	2,786	3,292	7,027	6,079
Diavik	60%	1,150	1,066	1,078	1,010	1,188	2,214	2,198
Rio Tinto total diamond production		4,626	4,896	4,290	3,796	4,481	9,241	8,277

GOLD
Mine production ('000 ounces) (a)
Bingham Canyon	100%	45.6	56.6	57.1	53.0	65.1	83.0	118.0
Escondida	30%	20.5	19.1	22.1	22.2	22.4	38.5	44.6
Oyu Tolgoi (b)	34%	16.8	25.8	39.1	40.2	24.1	30.8	64.3
Rio Tinto total mine production		82.8	101.4	118.4	115.4	111.6	152.2	227.0
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	48.4	50.3	58.6	41.7	52.9	89.2	94.6
(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

Rio Tinto share of production

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

IRON ORE
Production ('000 tonnes) (a)
Hamersley mines	(b)	56,034	54,583	56,364	51,218	50,087	109,665	101,304
Hamersley - Channar	60%	1,227	604	1,337	931	1,451	2,363	2,382
Hope Downs	50%	5,783	5,713	5,845	5,957	6,051	11,126	12,007
Iron Ore Company of Canada	59%	871	2,880	2,836	2,481	2,532	3,236	5,012
Robe River - Pannawonica (Mesas J and A)	53%	4,048	4,208	4,004	1,870	3,329	8,720	5,200
Robe River - West Angelas	53%	4,373	4,021	4,631	4,125	4,692	8,663	8,817
Rio Tinto iron ore production ('000 tonnes)		72,336	72,010	75,018	66,581	68,141	143,773	134,723
Breakdown of Production:
Pilbara Blend Lump		21,901	20,554	21,674	19,978	19,842	42,615	39,821
Pilbara Blend Fines		31,239	29,921	31,652	28,779	28,463	61,009	57,242
Robe Valley Lump		1,431	1,470	1,409	635	1,201	3,017	1,836
Robe Valley Fines		2,617	2,738	2,595	1,235	2,128	5,703	3,363
Yandicoogina Fines (HIY)		14,277	14,446	14,852	13,473	13,975	28,193	27,448
Pilbara iron ore production ('000 tonnes)		71,465	69,129	72,182	64,101	65,610	140,537	129,711
IOC Concentrate		572	1,131	1,433	890	1,193	1,370	2,083
IOC Pellets		299	1,750	1,403	1,590	1,339	1,865	2,929
IOC iron ore production ('000 tonnes)		871	2,880	2,836	2,481	2,532	3,236	5,012
Breakdown of Sales:
Pilbara Blend Lump		19,424	17,967	18,439	15,772	18,644	37,485	34,416
Pilbara Blend Fines		35,158	31,432	35,205	28,406	33,912	65,904	62,318
Robe Valley Lump		1,264	1,174	1,219	457	1,037	2,487	1,494
Robe Valley Fines		3,255	2,839	2,996	1,308	2,577	6,250	3,885
Yandicoogina Fines (HIY)		14,388	14,583	14,831	12,294	15,212	27,966	27,505
Pilbara iron ore sales ('000 tonnes) (c)		73,489	67,995	72,690	58,236	71,382	140,093	129,618
IOC Concentrate		62	1,521	1,558	516	1,315	808	1,830
IOC Pellets		202	1,659	1,516	1,576	1,423	1,776	2,999
IOC Iron ore sales ('000 tonnes)		263	3,180	3,073	2,092	2,738	2,584	4,830
Rio Tinto iron ore sales ('000 tonnes)		73,752	71,175	75,763	60,328	74,119	142,677	134,448
(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(c) Pilbara Blend sales include 2.4 million tonnes of alternate products in Q2 2019 and 3.9 million tonnes in H1 2019

Rio Tinto share of production
	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	0.7	1.4	2.2	1.9	2.6	2.2	4.4
(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,662	1,481	1,496	1,310	1,269	3,176	2,579

SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	615	708	736	741	700	1,076	1,442
Escondida	30%	758	599	771	657	622	1,460	1,279
Oyu Tolgoi (b)	34%	75	77	80	83	80	149	163
Rio Tinto total mine production		1,448	1,384	1,586	1,481	1,403	2,686	2,883
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	461	730	807	617	734	1,328	1,351
(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (a)	100%	232	297	294	296	303	525	599
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

URANIUM
Production ('000 lbs U3O8) (a)
Energy Resources of Australia	68%	603	820	924	793	620	1,270	1,413
Rössing (b)	69%	928	994	979	802	1,142	1,776	1,944
Rio Tinto total uranium production		1,531	1,814	1,904	1,595	1,762	3,046	3,357
(a) ERA and Rössing production reported are drummed U3O8.
(b) On 26 November 2018, Rio Tinto signed a binding agreement to sell its 68.62% interest in the Rossing mine in Namibia to China National Uranium Corporation Limited.

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.
The Rio Tinto percentage shown above is at 30 June 2019.
Rio Tinto's interest in the Kestrel, Hail Creek, Dunkerque and Grasberg operations were sold in 2018. No data for these operations are included in the Share of production table.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	940	935	927	888	834	1,836	1,723
Yarwun refinery - Queensland	100.0%	763	744	803	813	757	1,556	1,570
Brazil
São Luis (Alumar) refinery	10.0%	869	851	918	859	864	1,740	1,723
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	365	363	354	373	336	727	709
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	32	31	29	25	31	64	57
Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	47	48	48	45	47	94	92
Boyne Island smelter - Queensland	59.4%	124	126	125	122	126	246	248
Tomago smelter - New South Wales	51.6%	148	151	149	144	147	293	292
Canada
Alma smelter - Quebec	100.0%	116	117	118	115	118	231	233
Alouette (Sept-Îles) smelter - Quebec	40.0%	146	148	146	144	150	290	294
Arvida smelter - Quebec	100.0%	43	43	44	43	44	86	86
Arvida AP60 smelter - Quebec	100.0%	13	13	13	14	15	26	29
Bécancour smelter - Quebec	25.1%	35	32	30	17	16	74	33
Grande-Baie smelter - Quebec	100.0%	58	59	59	58	58	115	116
Kitimat smelter - British Columbia	100.0%	109	110	109	106	102	217	208
Laterrière smelter - Quebec	100.0%	64	65	65	64	64	127	128
France
Dunkerque smelter (a)	0%	52	66	57	-	-	104	-
Iceland
ISAL (Reykjavik) smelter	100.0%	53	53	54	52	52	105	105
New Zealand
Tiwai Point smelter	79.4%	84	85	88	89	87	167	176
Oman
Sohar smelter	20.0%	97	98	99	97	97	183	194
(a) On 14 December 2018, Rio Tinto completed the sale of its 100% interest in the Dunkerque smelter. Production is reported up to the date of completion.
Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	3,274	2,893	3,250	3,004	2,957	6,398	5,960
Weipa mine - Queensland	100.0%	7,955	8,204	6,847	7,917	8,533	15,386	16,450
Brazil
Porto Trombetas (MRN) mine	12.0%	3,273	2,848	4,073	2,372	2,393	6,212	4,765
Guinea
Sangaredi mine (a)	23.0%	3,683	2,803	2,675	3,463	3,623	7,561	7,087

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		12,936	12,427	11,622	12,725	13,122	25,487	25,847
Share of third party bauxite shipments ('000 tonnes)		8,738	8,441	7,387	8,842	9,477	16,986	18,318

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

BORATES
Rio Tinto Borates - borates	100.0%
US
Borates ('000 tonnes) (a)		132	137	118	115	138	256	253
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Hail Creek Coal mine (a)	0.0%
Queensland
Hard coking coal ('000 tonnes)		1,380	396	-	-	-	2,304	-
Thermal coal ('000 tonnes)		1,018	449	-	-	-	2,311	-
Kestrel Coal mine (b)	0.0%
Queensland
Hard coking coal ('000 tonnes)		1,303	484	-	-	-	1,733	-
Thermal coal ('000 tonnes)		220	35	-	-	-	293	-

Total hard coking coal production ('000 tonnes)		2,683	880	-	-	-	4,037	-
Total thermal coal production ('000 tonnes)		1,238	485	-	-	-	2,605	-
Total coal production ('000 tonnes)		3,921	1,365	-	-	-	6,642	-

Total coal sales ('000 tonnes)		3,717	1,725	-	-	-	6,767	-
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		2,228	650	-	-	-	3,596	-
Share of thermal coal sales ('000 tonnes) (d)		791	754	-	-	-	1,910	-

(a) On 1 August 2018, Rio Tinto completed the sale of its 82% interest in the Hail Creek mine. Production is reported up to the date of completion.
(b) On 1 August 2018, Rio Tinto completed the sale of its 80% interest in the Kestrel mine. Production is reported up to the date of completion.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		31,732	30,513	30,507	32,027	32,519	63,936	64,546
Average copper grade (%)		0.96	0.94	0.87	0.82	0.86	0.96	0.84
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		253.6	241.9	219.9	216.9	231.7	506.2	448.6
Contained gold ('000 ounces)		68	64	74	74	75	128	149
Contained silver ('000 ounces)		2,527	1,997	2,570	2,189	2,074	4,866	4,263
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		54.4	49.4	45.7	36.5	44.5	104.8	81.0
Refined production from leach plants:
Copper cathode production ('000 tonnes)		70.1	55.4	71.9	62.4	63.5	139.5	125.8
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		17,101	17,535	14,049	-	-	32,725	-
Average mill head grades:
Copper (%)		1.06	1.00	0.73	-	-	1.09	-
Gold (g/t)		1.77	1.77	1.08	-	-	1.71	-
Silver (g/t)		5.09	4.49	2.09	-	-	4.89	-
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		165.7	158.7	85.4	-	-	325.6	-
Gold in concentrates ('000 ounces)		842	842	402	-	-	1,535	-
Silver in concentrates ('000 ounces)		1,548	1,439	545	-	-	3,061	-
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		145.3	170.6	82.7	-	-	302.7	-
Gold in concentrates ('000 ounces)		740	903	399	-	-	1,417	-
Silver in concentrates ('000 ounces)		1,098	1,221	426	-	-	2,282	-
(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The Q4 2018 results show the forecast from FCX's most recent five-year plan. On 21 December 2018, Rio Tinto completed the sale of its entire interest in the Grasberg mine in Indonesia to PT Indonesia Asahan Aluminium (Persero) (Inalum). Production is reported up to the date of completion.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deduction

Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

COPPER & GOLD (continued)
Rio Tinto Kennecott
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		8,974	11,173	10,853	10,685	10,123	18,234	20,808
Average ore grade:
Copper (%)		0.63	0.58	0.59	0.55	0.46	0.53	0.50
Gold (g/t)		0.26	0.26	0.26	0.25	0.33	0.25	0.29
Silver (g/t)		2.73	2.62	2.76	2.76	2.84	2.49	2.80
Molybdenum (%)		0.025	0.030	0.032	0.032	0.039	0.025	0.035
Copper concentrates produced ('000 tonnes)		194	233	222	207	161	365	368
Average concentrate grade (% Cu)		26.4	25.3	26.0	25.3	25.5	23.7	25.4
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)		51.2	59.1	58.3	52.5	41.1	86.6	93.7
Gold ('000 ounces)		46	57	57	53	65	83	118
Silver ('000 ounces)		615	708	736	741	700	1,076	1,442
Molybdenum concentrates produced ('000 tonnes):		1.5	2.8	4.5	3.8	5.0	4.3	8.7
Molybdenum in concentrates ('000 tonnes)		0.7	1.4	2.2	1.9	2.6	2.2	4.4

Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		224	246	262	204	207	425	411
Copper anodes produced ('000 tonnes) (b)		44.4	58.1	62.4	33.3	60.3	86.9	93.6
Production of refined metal:
Copper ('000 tonnes)		40.7	54.2	64.6	29.6	63.3	76.0	92.8
Gold ('000 ounces) (c)		48.4	50.3	58.6	41.7	52.9	89.2	94.6
Silver ('000 ounces) (c)		461	730	807	617	734	1,328	1,351
(a) Includes a small amount of copper in precipitates. (b) New metal excluding recycled material. (c) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		10,164	9,652	9,361	9,255	10,394	19,725	19,649
Average mill head grades:
Copper (%)		0.48	0.51	0.55	0.57	0.46	0.50	0.51
Gold (g/t)		0.26	0.38	0.56	0.58	0.31	0.25	0.44
Silver (g/t)		1.17	1.19	1.22	1.25	1.20	1.24	1.23
Copper concentrates produced ('000 tonnes)		178.8	179.8	189.0	210.1	180.6	356.1	390.7
Average concentrate grade (% Cu)		22.0	21.9	21.9	21.8	21.7	22.0	21.8
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		39.4	39.4	41.5	45.8	39.2	78.2	85.0
Gold in concentrates ('000 ounces)		50.0	77.0	116.7	120.1	71.8	91.7	191.9
Silver in concentrates ('000 ounces)		225	230	238	247	239	446	486
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		46.1	36.0	40.2	38.5	46.6	80.4	85.1
Gold in concentrates ('000 ounces)		51	55	111	98	116	82	213
Silver in concentrates ('000 ounces)		250	201	216	200	245	456	445
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,428	1,465	1,292	1,248	1,427	2,688	2,674
AK1 diamonds produced ('000 carats)		3,476	3,830	3,211	2,786	3,292	7,027	6,079
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		652	670	651	620	671	1,208	1,291
Diamonds recovered ('000 carats)		1,916	1,776	1,797	1,683	1,980	3,690	3,663

Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	56,034	54,583	56,364	51,218	50,087	109,665	101,304
Hamersley - Channar	60.0%	2,045	1,007	2,228	1,552	2,419	3,939	3,971
Hope Downs	50.0%	11,567	11,426	11,691	11,913	12,101	22,252	24,015
Robe River - Pannawonica (Mesas J and A)	53.0%	7,637	7,940	7,555	3,529	6,282	16,453	9,811
Robe River - West Angelas	53.0%	8,252	7,587	8,738	7,783	8,853	16,346	16,635
Total production ('000 tonnes)		85,534	82,542	86,576	75,995	79,741	168,654	155,736
Breakdown of total production:
Pilbara Blend Lump		26,253	24,461	26,084	24,068	24,291	51,084	48,359
Pilbara Blend Fines		37,368	35,696	38,085	34,924	35,194	72,924	70,118
Robe Valley Lump		2,699	2,774	2,659	1,198	2,266	5,693	3,465
Robe Valley Fines		4,937	5,166	4,896	2,331	4,015	10,760	6,346
Yandicoogina Fines (HIY)		14,277	14,446	14,852	13,473	13,975	28,193	27,448
Breakdown of total sales:
Pilbara Blend Lump		22,954	21,644	22,161	18,968	22,287	44,410	41,255
Pilbara Blend Fines		42,638	38,100	42,497	34,558	41,105	79,957	75,663
Robe Valley Lump		2,386	2,215	2,301	863	1,957	4,693	2,820
Robe Valley Fines		6,141	5,356	5,652	2,468	4,862	11,793	7,330
Yandicoogina Fines (HIY)		14,388	14,583	14,831	12,294	15,212	27,966	27,505
Total sales ('000 tonnes) (b) (c)		88,506	81,898	87,442	69,150	85,423	168,820	154,573
(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Pilbara Blend sales include 2.4 million tonnes of alternate products in Q2 2019 and 3.9 million tonnes in H1 2019
(c) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		974	1,926	2,441	1,516	2,031	2,334	3,547
Pellets ('000 tonnes)		510	2,979	2,389	2,709	2,280	3,177	4,989
IOC Total production ('000 tonnes)		1,484	4,905	4,830	4,225	4,311	5,510	8,536
Sales:
Concentrates ('000 tonnes)		105	2,590	2,653	878	2,239	1,376	3,117
Pellets ('000 tonnes)		343	2,825	2,581	2,684	2,424	3,024	5,108
IOC Total Sales ('000 tonnes)		449	5,415	5,234	3,562	4,663	4,400	8,225
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		87,018	87,448	91,406	80,219	84,052	174,164	164,272
Iron Ore Sales ('000 tonnes)		88,954	87,314	92,676	72,712	90,085	173,220	162,798
Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	H1 2018	H1 2019

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,431	2,167	2,188	1,917	1,856	4,646	3,773

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		232	297	294	296	303	525	599

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		881	1,199	1,351	1,160	906	1,856	2,066
(a) ERA production data are drummed U3O8.
Rössing Uranium Ltd (a) (b)	68.6%
Namibia
U3O8 Production ('000 lbs)		1,352	1,449	1,427	1,168	1,665	2,589	2,833
(a) Rössing production data are drummed U3O8.
(b) On 26 November 2018, Rio Tinto signed a binding agreement to sell its 68.62% interest in the Rossing mine in Namibia to China National Uranium Corporation Limited.

Rio Tinto percentage interest shown above is at 30 June 2019. The data represent full production and sales on a 100% basis unless otherwise stated.